Sherman & Howard L.L.C.	ATTORNEYS & COUNSELORS AT LAW 633 SEVENTEENTH STREET, SUITE 3000 DENVER, COLORADO 80202 TELEPHONE: (303)297-2900 FAX: (303)298-0940 OFFICES IN: COLORADO SPRINGS PHOENIX · RENO · LAS VEGAS

Jeffrey R. Kesselman

Direct Dial Number: (303) 299-8348

E-mail: jkesselman@sah.com

January 18, 2006

By Edgar and Federal Express

Mr. Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:

HIA, Inc.
Schedule 14C
File No. 0-09599
Schedule 13E-3
005-32535
Filed August 30, 2005

Amended October 26, 2005

Draft Changes Dated December 7, 9 and 20, 2005

Dear Mr. Slivka:

This letter is submitted on behalf of HIA, Inc. in response to the comments of the Staff of the Division of Corporation Finance as set forth in your letters to Alan C. Bergold dated December 1, 2005 and December 12, 2005.  This response letter incorporates the responses previously faxed to you on December 7, 9 and 20, 2005.  For your convenience, the Staff's comments and our responses are set forth below.

We are simultaneously filing via the EDGAR system Amendment No. 2 to the above-referenced Schedule 14C and Schedule 13E-3.  The Schedule 14C and Schedule 13E-3 have been amended to respond to the Staff's comments, as well as to update the share ownership and certain other information pertaining to HIA’s borrowing base under its line of credit.  For your convenience, we have included with this letter three marked copies of these filings showing the changes that we have made in response to your comments.  Page references in the responses to the Staff’s comments refer to Amendment No. 2 to the Schedule 14C being filed herewith (the

Sherman & Howard L.L.C.

Mr. Craig Slivka

January 18, 2006

“Amendment”), as marked to show changes to Amendment No. 1 to the Schedule 14C filed October 26, 2005.

RESPONSES TO STAFF OF THE DIVISION OF CORPORATE FINANCE LETTER TO ALAN C. BERGOLD DATED DECEMBER 1, 2005

General

1.

We reissue comment 3.  Please revise the document to clarify that each filing person found that the transaction was procedurally and substantively fair to each group of unaffiliated security holders individually, rather than collectively.  Also revise the fairness discussions to clarify how each factor supports each fairness determination.

RESPONSE:

In response to the Staff’s comment, we have revised the discussion of the fairness determination by HIA’s board of directors and the individual filing persons to clarify that separate consideration was given to the substantive and procedural fairness to each group of unaffiliated shareholders.  Please see pages 3, 15, and 20 through 27 of the Amendment.  We have also clarified that all of the factors that the board of directors and individual filing persons considered in making their respective fairness determinations applied equally to both groups of unaffiliated shareholders.  Please see pages 26-27 of the Amendment.

Opinion of St. Charles Capital, page 29

Comparable Company Analysis, page 32

2.

Please provide a materially complete description of the Mergerstat report that resulted in the application of discounts used in this analysis.  This disclosure should clearly explain the context in which Mergerstat reports the average size discounts.  Also, with a view towards disclosure, supplementally provide a copy of the Mergerstat report.

RESPONSE:

We have revised the disclosure to include a materially complete description of the Mergerstat report.  Please note that the Mergerstat report does not specify size discounts, but rather specifies the median earnings per share multiples paid in transactions within specified size ranges.  St. Charles Capital calculated size discounts by comparing the multiples paid in transactions of different sizes.  We have revised the disclosure to clarify this point.  Please see pages 32 and 33 of the Amendment.  A copy of the relevant portion of the Mergerstat report has

Sherman & Howard L.L.C.

Mr. Craig Slivka

January 18, 2006

been supplementally provided for the Staff’s review.  St. Charles Capital has advised us that the Mergerstat book is a compilation of discrete transaction data and that St. Charles Capital only utilized the table on the enclosed page for purposes of its analysis.

3.

We note that you reference “two restricted stock studies” that were used to derive the illiquidity discount.  Please identify these restricted stock studies, provide a materially complete summary of these studies and expand your disclosure to explain how Charles Capital derived the 10% illiquidity discount from the results of the restricted stock studies.  Also, with a view towards disclosure, supplementally provide us with a copy of the restricted stock studies.

RESPONSE:

We have revised the disclosure to identify and include a materially complete description of the restricted stock studies that St. Charles Capital used as a basis for determining the illiquidity discount.  Please see pages 33 and 34 of the Amendment.  St. Charles Capital did not review the actual restricted stock studies.  Its analysis was based on a summary of numerous restricted stock studies set forth in Business Valuation Discounts and Premiums by Shannon Pratt.  The relevant chapter of Ms. Pratt’s book has been suplementally provided for the Staff’s review.

4.

Please refer to comment 21.  Revise the filing to clarify what consideration the board gave to the fact that the financial advisor’s opinion addresses the fairness of the transaction to all unaffiliated security holders as a group, including those who will retain an interest in HIA and those who will be cashed out, rather than to each group separately.

RESPONSE:

The fairness opinion originally delivered by St. Charles Capital applied specifically to the group of unaffiliated shareholders who will be cashed out in the transaction.  The supplemental opinion delivered by St. Charles Capital on October 21, 2005 applied specifically to the group of unaffiliated shareholders who will retain an interest in HIA.  Accordingly, the financial advisor’s opinion addresses the fairness of the transaction to each group separately.  We have revised the disclosure to clarify this point.  Please see pages 15, 22, 26, 28 and 29 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

January 18, 2006

Comparison of May and July Valuation Reports, page 37

5.

Please file the final valuation report generated in July 2005 as an exhibit to your Schedule 13E-3.  See Item 1016(b) of the Regulation M-A.

RESPONSE:

We respectfully note that the July 2005 valuation report of St. Charles Capital was included as Exhibit C(3) to the Schedule 13E-3 filed on August 30, 2005.

Federal Income Tax Consequence, page 38

6.

Please review the discussion of the federal income tax effects of the transaction to provide a more complete discussion of the potential tax effects, including how a security holder will determine whether the cash payment is to be treated as a dividend.

We have substantially expanded the discussion of the material federal income tax consequences of the transaction and have added a discussion of how a security holder may determine whether the cash payment is to be treated as a dividend.  Please see pages 41 through 45 of the Amendment.

RESPONSES TO STAFF OF THE DIVISION OF CORPORATE FINANCE LETTER TO ALAN C. BERGOLD DATED DECEMBER 12, 2005

Opinion of St. Charles Capital, page 29

Comparable Company Analysis, page 32

1.

We refer you to comment 2 of our letter of December 1, 2005.  We note that the discounts were derived from the average price to earnings multiples paid in acquisition transactions as reported by Mergerstat and ranged from zero to 26.2%.  Please expand your disclosure to also explain how the size discounts applied in the table on page 32 were derived from the Mergerstat report that was supplementally provided to the Staff.

RESPONSE:

In response to the Staff’s comment, we have expanded the disclosure to explain how the size discounts applied in the comparable company analysis were derived from the Mergerstat report that was supplementally provided to the Staff.  Please see page 33 of the Amendment.

Sherman & Howard L.L.C.

Mr. Craig Slivka

January 18, 2006

2.

Please revise to explain the basis for St. Charles’ belief that studies performed by Columbia Financial Advisors in 1996-1997 and 1997-1998 remain viable to accurately base the applied illiquidity discount in 2005 and ultimately determine that the transaction is fair.  Why didn’t St. Charles utilize more recent studies or statistics to derive the illiquidity discount?  Wouldn’t more recent statistics provide a more accurate illiquidity discount, therefore providing more accurate multiples?

RESPONSE:

In response to the Staff’s comment, we have expanded the disclosure to explain that St. Charles Capital is only aware of one more recent restricted stock study published in 2001.  The data for this study was gathered over many years and demonstrated a median illiquidity  discount of 20.1%.  St. Charles Capital believed it was best to quote the more conservative and focused Columbia Financial Advisor reports.  Using the 2001 study data would have resulted in a larger illiquidity discount and lower implied valuation for HIA.  Please see pages 33-34 of the Amendment.

Please be advised that the 2001 study is not maintained in a form that could be supplementally provided to the Staff.  The study is only available after payment of a subscription fee and is maintained in the form of a searchable database (searchable by transaction type, industry, etc.) that produces specific deal statistics in spreadsheet form.

Federal Income Tax Consequences, page 38

3.

This section should disclose the material tax consequences of the transaction to security holders who both receive cash consideration and continue to own HIA common stock after the transaction, as required by Item 1013(d) of Regulation M-A.  Please remove qualifying words such as “should,” or revise the disclosure to clarify why you are not certain of the material federal tax consequences.  In this regard, we note that you disclose that if a security holder both receives cash consideration and continues to hold HIA common stock after the reverse stock split, “it should recognize gain.”  Also, please revise to disclose the material tax consequences of this transaction to HIA.

RESPONSE:

The Amendment contains sections titled: “Federal Income Tax Consequences to HIA” and “Federal Income Tax Consequences to Shareholders (Affiliated and Unaffiliated) Receiving Cash Consideration from the Transaction – Shareholders (Affiliated and Unaffiliated) who Both Receive Cash Consideration and Continue to own HIA Common Stock After the Transaction.”

Sherman & Howard L.L.C.

Mr. Craig Slivka

January 18, 2006

These sections provide the material tax consequences of the transaction to HIA and to security holders who both receive cash consideration and continue to own HIA common stock after the transaction.  Please see pages 42 and 44 of the Amendment.

We have removed qualifying words such as “should” throughout the federal income tax consequences discussion.  Please see pages 41 through 45 of the Amendment.

If you have any questions regarding the Amendment or this letter or if you require any additional information, please call me at (303) 299-8348 or Andy Blair at (303) 299-8138.

Sincerely,

/s/ JEFFREY R. KESSELMAN

Jeffrey R. Kesselman

JRK/dr

cc:

Alan C. Bergold

Carl J. Bentley

Donald L. Champlin